SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

AKRO Corp.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

041242108
(CUSIP Number)

Shulamit Leviant, Esq.
c/o Davidson Kempner Capital Management LP
520 Madison Avenue, 30th Floor
New York, New York 10022
(212) 446 4053

With a copy to:

Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 9, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 12 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 041242108	SCHEDULE 13D/A	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON Davidson Kempner Partners
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 101,440 shares of Common Stock issuable upon the exercise of Warrants
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 101,440 shares of Common Stock issuable upon the exercise of Warrants
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 101,440 shares of Common Stock issuable upon the exercise of Warrants
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.08%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 041242108	SCHEDULE 13D/A	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON Davidson Kempner Institutional Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 210,560 shares of Common Stock issuable upon the exercise of Warrants
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 210,560 shares of Common Stock issuable upon the exercise of Warrants
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 210,560 shares of Common Stock issuable upon the exercise of Warrants
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.17%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 041242108	SCHEDULE 13D/A	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON Davidson Kempner International, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 221,333 shares of Common Stock issuable upon the exercise of Warrants
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 221,333 shares of Common Stock issuable upon the exercise of Warrants
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 221,333 shares of Common Stock issuable upon the exercise of Warrants
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.18%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 041242108	SCHEDULE 13D/A	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON Davidson Kempner Long-Term Distressed Opportunities Fund II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 637,937
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 637,937
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 637,937
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.51%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 041242108	SCHEDULE 13D/A	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON Davidson Kempner Long-Term Distressed Opportunities International Master Fund II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,081,014
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,081,014
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,081,014
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.87%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 041242108	SCHEDULE 13D/A	Page 7 of 12 Pages

1	NAME OF REPORTING PERSON GPM Owner LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 21,420,720
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 21,420,720
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 21,420,720
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.22%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 041242108	SCHEDULE 13D/A	Page 8 of 12 Pages

1	NAME OF REPORTING PERSON Davidson Kempner Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 23,673,004 (including 533,333 shares of Common Stock issuable upon the exercise of Warrants)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 23,673,004 (including 533,333 shares of Common Stock issuable upon the exercise of Warrants)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 23,673,004 (including 533,333 shares of Common Stock issuable upon the exercise of Warrants)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.94%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 041242108	SCHEDULE 13D/A	Page 9 of 12 Pages

1	NAME OF REPORTING PERSON Anthony A. Yoseloff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 23,673,004 (including 533,333 shares of Common Stock issuable upon the exercise of Warrants)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 23,673,004 (including 533,333 shares of Common Stock issuable upon the exercise of Warrants)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 23,673,004 (including 533,333 shares of Common Stock issuable upon the exercise of Warrants)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.94%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 041242108	SCHEDULE 13D/A	Page 10 of 12 Pages

This Amendment No. 1 ("Amendment No. 1") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on January 4, 2021 (the "Original Schedule 13D", and together with this Amendment No. 1, the "Schedule 13D") with respect to the Common Stock, par value $0.0001 per share (the "Common Stock") of ARKO Corp., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 shall have the meanings set forth in the Schedule 13D. This Amendment No. 1 amends Item 5 as set forth below.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5 (a)-(c) of the Schedule 13D are hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon approximately 124,427,805 shares of Common Stock reported to be issued and outstanding as of August 12, 2021, as provided in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021, filed with the SEC on August 12, 2021.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Information concerning transactions in the shares of Common Stock reported herein effected during the last sixty days is set forth in Schedule A, which is attached hereto and is incorporated herein by reference.

CUSIP No. 041242108	SCHEDULE 13D/A	Page 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: September 13, 2021	/s/ Anthony A. Yoseloff
ANTHONY A. YOSELOFF, (i) individually, (ii) as Executive Managing Member of: (a) Davidson Kempner Capital Management LP, (x) for itself, (y) as Investment Manager of Davidson Kempner International, Ltd. and (z) as Investment Manager of GPM Owner LLC, (b) MHD Management Co. GP, L.L.C., as General Partner of MHD Management Co. as General Partner of Davidson Kempner Partners and (c) Davidson Kempner Long-Term Distressed Opportunities GP II LLC as General Partner of (x) Davidson Kempner Long-Term Distressed Opportunities Fund II LP and (y) Davidson Kempner Long-Term Distressed Opportunities International Master Fund II LP and (iii) as Director of Davidson Kempner Advisers Inc. as General Partner of Davidson Kempner Institutional Partners, L.P.

CUSIP No. 041242108	SCHEDULE 13D/A	Page 12 of 12 Pages

SCHEDULE A

Transactions in the COMMON STOCK of the Issuer
During the Past 60 Days

The following tables set forth all transactions in the shares of Common Stock effected in the past sixty days by the Reporting Persons. Except as noted below, all such transactions were effected in the open market through brokers and the price per share is net of commissions.

DKP

Trade Date	Shares Purchased (Sold)	Price Per Share ($)*
09/07/2021	(71,847)	10.72
09/08/2021	(20,834)	10.43
09/08/2021	(23,632)	10.32
09/09/2021	(19,632)	10.28
09/09/2021	(168,376)	9.87

DKIP

Trade Date	Shares Purchased (Sold)	Price Per Share ($)*
09/07/2021	(149,133)	10.72
09/08/2021	(43,244)	10.43
09/08/2021	(49,054)	10.32
09/09/2021	(40,749)	10.28
09/09/2021	(349,500)	9.87

DKIL

Trade Date	Shares Purchased (Sold)	Price Per Share ($)*
09/07/2021	(156,763)	10.72
09/08/2021	(45,456)	10.43
09/08/2021	(51,563)	10.32
09/09/2021	(42,834)	10.28
09/09/2021	(367,383)	9.87

*       Excluding commissions, SEC fees, etc. (rounded to nearest cent).